                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 10-SB12G/A
                                 AMENDMENT NO. 1

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                      UNDER SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 WILTEX A, INC.
--------------------------------------------------------------------------------
       (Exact Name of Small Business Company as Specified in its Charter)

            Nevada                                         43-1954076
-------------------------------                ---------------------------------
(State or Other Jurisdiction of                (IRS Employer Identification No.)
 Incorporation or Organization)

1191 Woodstock, Suite #5, Estes Park, Colorado                  80517
----------------------------------------------      ----------------------------
  (Address of Principal Executive Offices)                    (Zip Code)

                                 (970) 577 0716
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

     Securities to be registered pursuant to Section 12(b) of the Act: NONE

        Securities to be registered pursuant to Section 12(g) of the Act:


                                  COMMON STOCK
                                 $.001 par value
                                (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         Wiltex A, Inc., was incorporated in the State of Nevada on March 14, 2002 (the "Company"). The Company's purpose is to engage in any lawful corporate activity, including possible merger and acquisition opportunities. The Company is in a development stage and has no operations to date other than issuance of restricted shares to the original shareholders. The Company was formed to provide a method for a private domestic or foreign company to become a public reporting company thereby causing their shares to be qualified to trade in the domestic secondary markets.

         There has been no bankruptcy, receivership or similar proceeding in the Company's history. There has been no material reclassification or merger in the Company's short history.

         The Company will attempt to locate another business for the purpose of merging that company (the "Target Company") into the Company. It is possible that the Target Company will become a wholly owned subsidiary of the Company or it may sell or transfer assets into the Company and not merge. The Company can offer no assurance that it will be successful in locating and merging with or acquiring another entity.

         The Company has ascertained that there are certain benefits to it in being a reporting company with a publicly traded class of stock:

    o    increased ability to raise capital

    o enhanced visibility in the financial community (which may prove particularly helpful to raise debt, if needed)

    o    presence in the capital markets of the United States

    o ability to use registered securities to acquire other companies or their assets

    o    improved competitive position

    o    increased corporate prestige

    o    availability of "key employees" compensation through stock options

    o    enhanced shareholder liquidity and other corporate valuation.

         Another entity may be interested in merging with the Company if that entity is interested in using public securities to make acquisitions of other companies or is interested in becoming public without substantial dilution of its stock. Other Target Companies may be those which have not been able to locate an underwriter with acceptable terms, one that feels it can raise capital on more favorable terms as a public entity or a foreign company seeking entry into the United States stock markets.

         The Company's business has numerous associated risks such as: competition, no operating history to date, lack of any agreements with possible Target Companies, management control, lack of market research, stock dilution, taxation, the Target Company's need for audited financial statements, conflicts of interest (this issue is discussed intra in Item 5) and possible computer problems.

         The business of seeking mergers with other companies or acquiring other companies is highly competitive. There are many large corporations and venture capital firms that seek other entities with which to merge or acquire and these corporations and venture capital firms are better financed than the Company and have more expertise in the field of mergers and acquisitions. Accordingly, the Company will not be a significant competitor in this field.

         The Company is without operating history. It has no revenue and limited assets. The Company will in all likelihood operate at a loss and will be unable to reverse that situation until a merger or acquisition occurs. There is currently no specific Target Company nor any assurance the Company will be able to close a business transaction needed to reverse its anticipated losses. The Company has no current agreement with respect to a merger or acquisition with a Target Company.

         There has been no industry identification by management nor has there been any business model established consisting of the required operating history, assets and revenues of a Target Company. Therefore, the Company may enter into an agreement which may result in a business combination with an entity without significant operating history, revenues or assets precluding the potential for current earnings or increased net worth. There is no assurance that the Company will be successful in its plan to merge or acquire another entity.

         Management of the Company consists of its only officer, as discussed infra, who will devote a portion of his time to the business of the Company, especially in attempting to locate and close with a potential Target Company. There is neither compensation paid nor any agreement present to enter into such a contract with Management in the future. The loss of this individual could adversely affect the Company's development and its continued operations.

         The Company has performed preliminary, limited research in an attempt to determine whether demand exists for these types of transactions. Even if further research determines that the demand does in fact exist, there is no assurance that the Company will be able to conclude a transaction.

         The successful conclusion of an acquisition or merger by the Company will probably result in the issuance of securities to the shareholders of the Target Company. This transaction, or preparation for such a possible transaction, may cause, in all probability, the shareholders of the Target Company to gain control of the Company and also cause a change in the existing management.

         It is the intention of the Company to structure a transaction with a Target Company to minimize the state and federal tax consequences as they apply to both parties. There can be no assurance that all statutory requirements can be met in the proposed reorganization or that the parties will receive tax benefits desired in a transfer of stock or assets.

         The Company will seek companies, as immediate Target Companies, which have audited financial statements or which can assure the Company that said statements will be furnished within sixty days of closing. If audited financial statements are not available at closing, the Company will require representations that the statements, when audited, will not materially differ from the unaudited statements presented. There is no assurance that a viable candidate for merger will agree with the Company's request, which would result in the failure of the transaction to close.

         The Company does not believe it will become subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"). However, if the Company engages in operations which result in it holding passive investments in more than one other company, it could be subject to the regulations found in the Investment Company Act and it would have to register under said Act which could result in significant registration and compliance costs.

         The Company has no full-time employees.

         The Company will send an annual report to its shareholders, which shall contain audited financial statements. The Company is electronically filing this Registration Statement with the Securities and Exchange Commission, (the "Commission") without an obligation to do so under the Securities Exchange Act of 1934, as amended, (the "Securities Exchange Act") to comply with the reporting requirements as promulgated by the Commission. As such, the Company will advise the shareholders that the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

         During the next twelve (12) months, the Company intends to locate, analyze, acquire or merge with a potential Target Company. At this time, there has been no negotiation with any Target Company either on behalf of the Company or by any officer, director or agent of the Company regarding any type of acquisition or merger. The Company will solicit Target Companies through the utilization of contacts in business and professional communities. The Company intends to solicit directly or may engage consultants or advisors to assist it in reaching this objective. Payment will be made to these consultants and advisors if a successful acquisition or merger occurs because of their efforts. Such payment may consist of cash or stock in the surviving entity or a combination of both.

         The satisfaction of the Company's cash requirements for the next twelve
(12) months will be met in that Wiltex First, Inc., the Company's principal shareholder, has agreed to advance to the Company the additional funds needed for operations and those amounts designated for costs associated with a search for and completion of an acquisition. The principal shareholder has no expectation of reimbursement of the funds advanced unless the new owners of the Company decide to pay all or a portion thereof. A limit as to the minimum or maximum amounts advanced by the principal shareholder has not been set. The Company will not borrow funds to pay management, agents, consultants, advisors or promoters. The Company will not merge with, acquire or purchase assets of an entity in which the Company's officers, directors or shareholders or any affiliate or agent hold an equity position or is an officer or director.

         Generally, the Company's business plan is to locate companies that may wish to merge with the Company in some fashion. Such a possible Target Company would desire the perceived advantages of a merger with a public, reporting company. In particular, the perceived advantages may enhance the company's ability to attract investment, utilize securities for acquisition, provide liquidity and numerous other benefits. (No particular industry has been identified nor is this search confined to a specific geographical area). It is not anticipated by Management that the Company will be able to participate in any more than one merger because of its limited assets and resources.

         The business activity of the Company is that of a blank check company as defined in Section 7 (b) (3) of the Securities Act of 1933, as amended (the "Securities Act"). A "blank check" company is a company that: (i) is a development stage company without a specific business plan or purpose or has indicated that its purpose is to engage in a merger or acquisition with an unidentified company or companies or other entity or person and (ii) is issuing penny stock as defined in Rule 3a51 - 1 under the Securities Exchange Act. Penny stock is an equity security other than a security: (a) that is a reported security; (b) that is issued by an investment company registered under the Investment Company Act of 1940, as amended; (c) that is a put or call by the Option Clearing Corporation; (d) except for purposes of Section 7(d) of the Securities Act and Rule 419 that has a price of $5.00 or more; (e) that is registered, or approved for registration upon notice of issuance on a national exchange; (f) that is authorized for, or approved for authorization upon notice of issuance, for quotation on NASDAQ, except that a security that satisfies the requirements of this paragraph, but that does not otherwise satisfy the requirements of paragraphs (a), (b), (c) or (d) of Section 3(a) 51-1, shall be a penny stock for purposes of Section 15(b)(6) of the Securities Exchange Act; or
(g) is issued by a company who has net tangible assets in excess of $2,000,000 if it has been in continuous operation for at least three years, $5,000,000 if it has been in continuous operation for less than three years; or average revenue of at least $6,000,000 for the last three years. ("Penny Stock").

         The Company may merge or acquire a Target Company in early stage development needing additional capital to launch new products, increase marketing or improve quality. The utilization of the public market may be beneficial in raising the required capital.

         The Company does not have nor will it acquire capital to supply Target Companies. It is the position of Management that it can present to the candidate the opportunity to acquire controlling interest in a public company without the substantial costs, both in time and money, of an initial public offering. Management has performed only limited research in this area.

         The officer and director of the Company will undertake the responsibility of finding and analyzing new business opportunities. He will perform this task individually and possibly with the help of other consultants and agents. The agents or consultants will not receive a cash fee from the Company; said fee will have to be assumed by the Target Company. The officer and director of the Company is experienced in the analysis of companies and will be able to determine the existence of the primary requirements of a good business structure consisting of financial, management, products, distribution, need for further research and development, growth potential and other material requirements. The Company will have total discretion in determining the type of Target Company best suited for a business combination.

         The Company will be subject to the reporting requirements of the Securities Exchange Act, which requires, among other things, that a reporting company file audited financial statements. The Company will not merge or acquire a company that does not have or will not have audited financials within a reasonable period of time, to meet the requirements of the Securities Exchange Act. If the merger candidate is unable to produce audited financial statements within sixty days from the filing of Form 8-K announcing the consummation of the merger or said financial statements fail to comply with the Securities Exchange Act, the closing documents will provide for the dissolution of the transaction.

         A possible Target Company may want to establish a public trading market for its securities. It may desire to avoid what it perceives to be an adverse consequence of undertaking its own public offering. It is possible to meet this objective by entering into a transaction with the Company. Possible adverse consequences may be: loss of control, substantial expense and loss of time attempting to conclude an underwriting or the inability to retain an underwriter with acceptable terms.

         A Target Company may have pre-existing agreements with outside advisors, attorneys and accountants and the continuation of those agreements may be required before the candidate will agree to close a transaction with the Company. These existing agreements may be a factor in the determination by the Company to go forward.

         As noted supra, the conclusion of a business transaction will most likely result in the present shareholders no longer being in control of the Company. Also, Management of the Company probably will not have the expertise in the business of the new entity, which will result in the resignation of the present Management.

         The acquisition or merger may result in the issuance of restricted securities as consideration. If the negotiations resulted in the requirement for registered securities to be issued, the surviving company would have to bear the burden of any Registration Rights Agreement. If registered, there can be no assurance that that these newly registered shares would be sold into the market, in which case, the newly registered shares may depress the market value of any pre-existing registered shares.

         A merger with another company will significantly dilute the percentage of ownership the present shareholders now enjoy. The amount of dilution will depend on the number of shares issued, which in turn, could depend on the assets and liabilities of the merging company; this is not to say that other factors may not enter into this determination.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company is currently housed in the offices of its principal shareholder, Wiltex First, Inc. at 1191 Woodstock, Suite #5, Estes Park, Colorado 80517. No rent is being charged to the Company and the Company may remain at this address until a merger is concluded. The Company owns no real property and has no plans to acquire real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth each person known by the Company to be the beneficial owner of more than 5% of the common shares (the only class of voting securities) of the Company, all directors individually and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares as indicated.

   Name and Address                       Amount of Beneficial                 Percentage
 of Beneficial Owner                           Ownership                        of Class
 -------------------                      --------------------                 ----------
Wiltex First, Inc.(1)                           5,000,000                         99.2
1191 Woodstock, Suite #5
Estes Park, Colorado 80517

All Executive Officers and
Directors as a Group (1 person)

----------
(1) Mr. James E. Hogue owns 100% of the issued and outstanding shares of Wiltex First, Inc. and is its sole officer and director. As such, Mr. Hogue is the beneficial owner of the common stock of the Company and is the only control shareholder.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Company has one officer and director.

Name                Age          Positions and Offices Held
----                ---          --------------------------
James E. Hogue      65        President, Secretary and Director

         Mr. Hogue's term of office as a Director is for a period of one year with elections to be conducted at each annual meeting of shareholders. He has served in the office since the Company was incorporated on March 14, 2002.

         There are no agreements that a Director will resign at the request of another person and the above named Director is not acting on behalf of nor will act on behalf of another person.

         The following is a brief summary of the Director, and Officer including his business experiences for the past five years.

         Mr. James E. Hogue has served since 1988 as a director, President and major stockholder of numerous energy corporations. Since 1991, Mr. Hogue has served as President of Martex Oil and Gas, Inc. In 1983, Mr. Hogue formed Mayco Petroleum, Inc., for which he served as President until 1988. Early in his career, Mr. Hogue served as a driller for Leatherwood Company and as a core engineer for Sargent Diamond Bit,

Inc. Subsequently, Mr. Hogue became President and major stockholder of a diamond bit manufacturing company. In the late 1970s, Mr. Hogue served for four years as President of Union Crude Oil Company, an exploration and drilling company, and for two years as Vice President of Independent Producers Marketing Company, a crude oil supply and transportation company. Mr. Hogue has participated in drilling or furnishing services for over 3,000 wells in Texas, Oklahoma, New Mexico, Louisiana and Colorado. In 1996, Mr. Hogue became President, Chief Operating Officer and a director of Cotton Valley Resources Corporation which was purchased by Aspen Resources Group in 1999. He remains a director of Aspen Resources Group.

         Mr. Hogue founded Wiltex First, Inc. in 2002. The Company specializes in consulting and advising businesses in the area of strategic planning as well as mergers and acquisitions.

         Mr. Hogue is the majority shareholder, through his ownership of Wiltex First, Inc., and sole officer and director of Wiltex A, Inc. which has filed a registration statement on Form 10-SB. That registration statement will go effective automatically 60 days after the filing date of May 22, 2002. The initial business purpose of Wiltex A, Inc. is to engage in mergers and acquisitions with an unidentified company. It is a blank check company and will remain so until such time that it completes an acceptable business transaction. Mr. Hogue is also sole officer and director of Wiltex A, Inc. as well as the majority shareholder through his ownership of Wiltex First, Inc.

         Mr. Hogue expects to be involved with other blank check companies with similar objectives, at which point, potential conflicts of interest may occur if the officer and director holds a similar position with other blank check companies with the same objectives. The sole officer and director intends to locate merger candidates for the companies in a chronological order based on the date of final approval by the Commission.

ITEM 6. EXECUTIVE COMPENSATION

         The Company's officer and director does not and has not received compensation for services rendered to the Company nor has any compensation been accrued. He will not participate in any finders' fees; however, he will receive some benefits as a beneficial owner of the Company upon a merger or acquisition taking place. Furthermore, there are no stock option plans, pension plans, insurance coverage or other benefit programs adopted by the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There are no parents of the Company.

         There are and have been no transactions with promoters.

         There were no material underwriting discounts and commissions upon the sale of securities by the Company where any of the specified persons was or is to be a principal underwriter or is a controlling person or member of a firm that was or is to be a principal underwriter.

         There were no transactions involving the purchase or sale of assets other than in the ordinary course of business.

ITEM 8. DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.001 per share. There is no authorized preferred stock. The material terms of the capital stock of the Company are set forth infra. However, reference is made to the more detailed statements as found in the Company's Articles of Incorporation and the Company's Bylaws all of which are attached to this registration statement as exhibits.

COMMON STOCK

         Holders of common stock are entitled to one vote per each share standing in his/her name on the books of the Company as to those matters properly before the shareholders. There are no cumulative voting rights and simple majority controls. The holders of common stock will share ratably in dividends, if any, as declared by the Board of Directors in its discretion, from funds or stock legally available. Common stock holders are entitled to share pro-rata on all net assets, in the event of dissolution. All of the issued shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

         The Company is not offering preferred stock with this registration statement nor is it offering debt securities.

CHARTER OR BY-LAW PROVISIONS RELATING TO A CHANGE OF CONTROL

         There are no provisions in the Articles of Incorporation or the Bylaws that would delay, defer or prevent a change of control. However, any future issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company without further action by the shareholders and could adversely affect the voting or other rights of the holders of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a) MARKET INFORMATION

         There is no public trading market for the common equity of the Company and there has been no trading to date. Furthermore, there is no assurance that a public trading market will ever be established.

         The Company's securities meet the definition of Penny Stock as found in Rule 3a51-1 of the Securities Exchange Act of 1934. The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a Penny Stock to, or to effect the purchase of a Penny Stock by, any person unless prior to the transaction: (i) The broker or dealer has approved the person's account for transactions in Penny Stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the Penny Stock to be purchased. In order to approve a person's account for transactions in Penny Stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in Penny Stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in Penny Stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in Penny Stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and
(ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in Penny Stock and the commissions payable to the broker- dealer, as well as current price quotations and the remedies and rights available in cases of fraud in Penny Stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

         It is the Company's intention to merge or acquire a company, which would qualify it to be listed on the NASDAQ SmallCap Market. The initial listing requirements are as follows: (1) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income in latest fiscal year or two of the last three fiscal years of $750,000; (2) public float of 1,000,000 shares with a market value of $5,000,000; (3) minimum bid price of $4.00; (4) three market makers; (5) 300 round lot (100 or more shares) shareholders; (6) an operating history of one year or $50,000,000 market cap, and (7) compliance with corporate governance standards. Subsequent to qualifying for listing the company, in order to remain on the SmallCap Market, the company must maintain the following; (1) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income in latest fiscal year or two of the last three fiscal years of $500,000;
(2) public float of 500,000 shares with a market value of $1,000,000; (3) minimum bid price of $1.00;(4) two market makers; (5) 300 round lot (100 or more shares) shareholders; and (6) compliance with NASDAQ corporate governance standards.

         The Company may not qualify for the SmallCap market after a merger or acquisition, in which event its securities may be traded on the Over The Counter Bulletin Board (OTCBB). This exchange differs from NASDAQ in that the qualifications do not include minimum assets, revenues, number of shareholders, market capitalization, number of shares in the public float and corporate governance standards. To qualify for OTCBB, the Company must have a market maker willing to list the securities on a bid and ask quotation and sponsor the Company for listing. The Company may also offer its securities on the National Quotation Bureau, Inc., commonly known as the "pink sheets".

         It is the Company's objective to become qualified for NASDAQ SmallCap, however, there is no assurance it will reach or maintain that objective. The Company may, after a merger or acquisition, commence trading on the OTCBB.

(b) HOLDERS

         There are three (3) holders of the common equity of the Company.

(c) DIVIDENDS

         There have been no cash dividends declared to date and there are no plans to do so. There are no restrictions that limit the ability to pay dividends on common equity other than the dependency on the Company's revenues, earnings and financial condition.

ITEM 2. LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding nor is its property the subject of any legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no disagreements with its accountants nor has the Company changed accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The Company has sold the following securities, which were restricted securities, during the past three years.

                                                   Number
Date                 Name                         of Shares     Consideration
----                 ----                         ---------     -------------
May 1, 2002          Wiltex First, Inc.(1)        5,000,000       $1,000.00
May 15, 2002         Patricia Anne Dickerson(2)      10,000       $   10.00
May 15, 2002         Charles Michael Jones(3)        30,000       $   30.00

----------

(1) Mr. James Hogue is the President and sole director of the Company and is also the sole shareholder and director of Wiltex First, Inc. Mr. Hogue is the beneficial owner of the common securities issued to Wiltex First, Inc.

(2) Ms. Dickerson elected to accept common securities as a portion of her fees for corporate communication services rendered to the Company.

(3) Mr. Jones is not an officer, director or beneficial owner of Wiltex First, Inc. However, he is a consultant to the firm.

There has been no underwriting undertaken by the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the Nevada Revised Statute Section 78.751, a Nevada Corporation has the power to indemnify its directors, officers, employees and agents. Pursuant to Article 12 of the Company's Articles of Incorporation, the Company is accordingly empowered to indemnify its officers, directors, employees and agents. Article 5 of the Company's Bylaws specifically sets forth the terms of indemnification of its directors, officers, employees and agents. Accordingly, the directors and officers of the Company liability is affected. (A copy of the Company's duly filed and authorized Articles and Bylaws are attached as exhibits hereto).

                                    PART F/S

Attached are the audited financial statements of the Company since its inception.

                                Table of Contents

Company Financial Statements and Independent Auditors' Reports

         (a)  Balance Sheets

         (b)  Notes to Financial Statements

                          Report of Independent Accountants
                          Balance Sheet
                          Notes to Financial Statement

Item 1. EXHIBIT LIST

         See Index to Exhibits

                   Report of Independent Certified Public Accountants

To the Board of Directors
Wiltex A, Inc.
1191 Woodstock, Suite #5
Estes Park, Colorado 80517

We have audited the accompanying balance sheet of Wiltex A, Inc. as of July 9, 2002. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards excepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Wiltex A, Inc. as of July 9, 2002 in conformity with generally accepted accounting principles in the United States of America.


                                    /s/ Killman, Murrell & Company, P.C.


Dallas, Texas
July 9, 2002

                                 WILTEX A, INC.
                                  BALANCE SHEET
                                  July 9, 2002



                                     ASSETS



Current Assets

  Cash and cash equivalents                                         $  1,000

  Current Assets                                                       1,000
                                                                    --------

    Total Assets                                                    $  1,000
                                                                    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity

Common Stock - $0.001 par value, authorized 100,000,000
  shares, issued and outstanding 5,040,000                          $   504
Additional paid in capital                                              496
                                                                    -------
Total Stockholders' Equity                                            1,000
                                                                    -------
 Total Liabilities and Stockholders' Equity                         $ 1,000
                                                                    =======

   The accompanying notes are an integral part of these financial statements.

                                 WILTEX A, INC.
                          NOTES TO FINANCIAL STATEMENT
                                  July 9, 2002

NOTE 1 - ORGANIZATION

Wiltex A, Inc. (the "Company") was incorporated in the state of Nevada on March 14, 2002. The Company has had no operations since incorporation.

NOTE 2 - STOCKHOLDERS' EQUITY

The Company has 100,000,000 shares of $0.001 par value stock authorized and 5,040,000 shares outstanding at July 9, 2002.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     Exhibit Number        Description

        3.1                Articles of Incorporation

        3.2                By-Laws

        Instruments Defining the Rights of Holders

       10.1                Lock-Up Agreement with Wiltex First, Inc.

       10.2                Lock-Up Agreement with Dickerson

       10.3                Lock-Up Agreement with Jones

       23.1                Consent of Accountant


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      WILTEX A, INC.


July 9, 2002                                          By: /s/ James E. Hogue
                                                          ----------------------
                                                          Director and President